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02050263

P.E. 7-31-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934


SEC MAIL PROCESSING
RECEIVED
AUG 0 ? 2002
WASH. D.C. 154 SECTION

For the month of JULY, 2002

AMERICA MOBILE

(Translation of registrant's name into English)

LAGO ALBERTO 366, COL. ANAHUAC, 11320, MEXICO D.F.

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-__________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant)

Date AUGUST 5, 2002

By ________________
(Signature)*

CARLOS GARCIA MORENO
CHIEF FINANCIAL OFFICER

PROCESSED
AUG 12 2002
THOMSON FINANCIAL

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

AMÉRICA MÓVIL, S.A. DE C.V.

July 29, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of América Móvil, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of América Móvil, S.A. de C.V. ("América Móvil"), and in accordance with the resolutions adopted to such effect by the Board of Directors of América Móvil at a meeting held on July 10, 2001 and at the general meeting of shareholders on July 31, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, América Móvil on July 29, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 1,990,000 class "L" shares of América Móvil at an aggregate price of $13,075,642.00. This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Carlos García Moreno
Chief Financial Officer

AMÉRICA MÓVIL, S.A. DE C.V.

July 30, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of América Móvil, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of América Móvil, S.A. de C.V. ("América Móvil"), and in accordance with the resolutions adopted to such effect by the Board of Directors of América Móvil at a meeting held on July 10, 2001 and at the general meeting of shareholders on July 31, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, América Móvil on July 30, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 1,960,000 class "L" shares of América Móvil at an aggregate price of $12,860,784.00. This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Carlos García Moreno
Chief Financial Officer

AMÉRICA MÓVIL, S.A. DE C.V.

July 31, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of América Móvil, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of América Móvil, S.A. de C.V. ("América Móvil"), and in accordance with the resolutions adopted to such effect by the Board of Directors of América Móvil at a meeting held on July 10, 2001 and at the general meeting of shareholders on July 31, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, América Móvil on July 31, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 1,980,000 class "L" shares of América Móvil at an aggregate price of $12,614,708.00. This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Carlos García Moreno
Chief Financial Officer

AMÉRICA MÓVIL, S.A. DE C.V.

August 1, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of América Móvil, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of América Móvil, S.A. de C.V. ("América Móvil"), and in accordance with the resolutions adopted to such effect by the Board of Directors of América Móvil at a meeting held on July 10, 2001 and at the general meeting of shareholders on August 1, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, América Móvil on July 31, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 1,946,250 class "L" shares of América Móvil at an aggregate price of $12,036,264.00. This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Carlos García Moreno
Chief Financial Officer

AMÉRICA MÓVIL, S.A. DE C.V.

August 2, 2002

COPY OF THE LETTER FILED WITH:

Mr. Jorge Familiar Calderón
Vice President of Stock Market Supervision
National Securities Commission
Insurgentes Sur 1971, Torre Norte, 10th floor
01020 Mexico D.F.

Re: Purchase of Shares of América Móvil, S.A. de C.V.

Dear Mr. Familiar Calderón:

On behalf of América Móvil, S.A. de C.V. ("América Móvil"), and in accordance with the resolutions adopted to such effect by the Board of Directors of América Móvil at a meeting held on July 10, 2001 and at the general meeting of shareholders on August 1, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, América Móvil on July 31, 2002 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 4,500,000 class "L" shares of América Móvil at an aggregate price of $26,132,175.00. This purchase was effected through Inversora Bursátil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to tenth provision of Circular 11-34, the Bolsa Mexicana de Valores, S.A. de C.V., has been requested to notify public investors, by means of the Boletín Bursátil, the information contained herein, pursuant to the twelfth provision of Circular 11-33 issued by the National Banking and Securities Commission.

Sincerely,

Carlos García Moreno
Chief Financial Officer